06006374

TATES
ANGE COMMISSION
.C. 20549

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RECEIVED MAR 30 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/05 (MM/DD/YY) AND ENDING 01/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803-6104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM RANCE KING, JR. 562/240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORP., as of JANUARY 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature WILLIAM RANCE KING, J

Title President

Notary Public

ANNE S. RUBSAMEN
Commission # 1499509
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>CONTENTS</u>

Goodrich, Goodyear & Hinds
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the statement of financial condition of Rance King Securities Corporation as of January 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
March 8, 2006

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2006

ASSETS

Cash in bank	$	414,534
Accounts receivable		51,100
Prepaid expenses		3,559
Other assets		33,200
Property and equipment, net		1,887
Total assets	$	504,280

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	199,930
Other payable		10,000
Total liabilities		209,930
Stockholder's equity:		
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding		10,000
Additional paid-in capital		28,911
Retained earnings		255,439
Total stockholder's equity		294,350
Total liabilities and stockholder's equity	$	504,280

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2006

Revenues:	
Marketing and due diligence	$ 1,016,466
Commissions	2,713,717
Interest	4,730
Total revenues	3,734,913
Expenses:	
Commissions	3,215,735
Broker dealer support	228,309
Marketing and due diligence	49,656
Occupancy	36,000
Professional fees	102,808
Licenses, fees, and regulatory assessments	21,714
Communications	612
Depreciation	902
Other	36,686
Total expenses	3,692,422
Income before income taxes	42,491
Income taxes	10,550
Net income	$ 31,941

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	223,498	262,409
Net income	-	-	31,941	31,941
Balance, end of year	$ 10,000	28,911	255,439	294,350

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2006

Cash flows from operating activities:		
Net income	$	31,941
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		902
(Increase) decrease in:		
Accounts receivable		(51,100)
Income taxes receivable		5,150
Prepaid expenses		(3,559)
Increase (decrease) in:		
Accounts payable		199,930
Other payable		10,000
Net cash flows provided by operating activities		193,264
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		193,264
Cash, beginning of year		221,270
Cash, end of year	$	414,534

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	9,334

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2006.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains its cash accounts at First Bank. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation. The Company's bank balance at January 31, 2006 totaled $508,409.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 4,429
Office furniture	541
	4,970
Less accumulated depreciation	(3,083)
Net property and equipment	$ 1,887

Depreciation expense for the year ended January 31, 2006, was $902.

(4) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 6,302	$ 4,248	$ 10,550
Deferred	-	-	-
	$ 6,302	$ 4,248	$ 10,550

Deferred taxes are accounted for under the Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2006.

(5) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company shares offices, utilities, and personnel with RKP which is responsible for the initial payment of all rent, accounting, tax return preparation, and computer support costs. The Company reimburses RKP for its portion of these shared costs which totaled $79,500 for the year ended January 31, 2006.

The Company earned commissions totaling $2,713,717 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2006. The Managing Member of the LLC's is a 100% owner of the Company and its affiliate, RKP. For the year ended January 31, 2006, the Company incurred expenses of $228,309 for broker-dealer support provided by RKP.

(6) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2006, the net capital ratio was .82 to 1 and net capital was $255,704 which exceeded the required minimum capital by $241,709.

(7) REGULATORY ASSESSMENT

The National Association of Securities Dealers, Inc. (the "NASD") has determined that the Company violated NASD Conduct Rules 2420 and 2110. During the period in or about September 2002 through February 2004, the Company paid commissions to certain real estate brokers who were not registered persons. As a result, a sanction was imposed in the amount of $10,000 which was accrued in the accompanying Statement of Financial Condition. The Company has submitted a "Letter of Acceptance, Waiver and Consent" to the NASD which the NASD accepted on February 15, 2006.

RANCE KING SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2006

Total stockholder's equity		$ 294,350
Less non-allowable assets:		
Property and equipment, net	(1,887)	
Prepaid expenses	(3,559)	
Other assets	(33,200)	
		(38,646)
Net capital		255,704

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 13,995
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 13,995
Excess net capital	$ 241,709

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 209,930
Ratio of aggregate indebtedness to net capital	.82 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

RANCE KING SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL

JANUARY 31, 2006

Net capital as reported in unaudited Focus Report Part IIA		$ 265,704
Adjustments:		
Other payable	$ (10,000)	
		(10,000)
Net capital as reported in audited financial statements		$ 255,704

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. While such difference is material, the Company is in compliance with the minimum net capital requirement.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

JANUARY 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Goodrich, Goodyear & Hinds

Certified Public Accountants

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Rance King Securities Corporation
Long Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of Rance King Securities Corporation, for the year ended January 31, 2006, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Long Beach, California
March 8, 2006